FORM 6-K



02041880

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 19 June, 2002

GlaxoSmithKline plc
(Name of registrant)


GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No _____



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

19 June 2002

GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 3,615,000 of its Ordinary 25 pence shares on Wednesday 19th June 2002 at a price of 1372.67 pence per share.

Registered in England & Wales
No. 3888792

Registered office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 19 June, 2002   By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc